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December 12, 2012

VIA EDGAR AND FACSIMILE (202) 772-9203

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-3628

Re:	Orbital Sciences Corporation
Schedule TO-I
Filed November 20, 2012
File No. 5-41374

Dear Ms. Duru:

Set forth below are the responses of Orbital Sciences Corporation, a Delaware corporation (the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff on the Company’s Schedule TO-I filed with the Commission on November 20, 2012 (File No. 5-41374) (the “Schedule TO”) and relating to the offer by the Company (the “Offer”) to purchase any and all $143.75 million aggregate principal amount of its outstanding 2.4375% Convertible Senior Subordinated Notes due 2027 (the “Convertible Notes”) as described therein. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”) with the Commission. For your convenience, each of the Staff’s comments is repeated below in bold and italics immediately preceding the corresponding response.

1. We note that the offer is unfinanced and subject to a financing condition. Generally, when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Consistent with Rule 13e-4(d)(2), we note you have undertaken to promptly file an amendment to Schedule TO and will disseminate disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

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Response: The Company confirms that five business days will remain in the Offer following disclosure of the fact that the financing condition has been satisfied and Offer is fully financed. The Company made that disclosure by press release today, which press release has been included as Exhibit a(5)(ii) to Amendment No. 1.

2. Please refer to Instruction 2 to Item 10 of Schedule TO. It does not appear that the safe harbor noted therein applies to you because you have included a financing condition in your offer. Please revise to include financial statements or advise us further as to why you believe such information is not material.

Response: In response to the Staff’s comment, the Company has amended the Offer to Purchase to include summary financial information and to incorporate certain historical financial information under a new section entitled “Certain Financial Information.” The Company has also amended the Schedule TO-I to revise Item 10(a) to incorporate this new disclosure by reference as required by Item 1010(a) of Regulation M-A. The Company has determined that the pro forma financial information required by Item 1010(b) of Regulation M-A is not material.

3. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Response: The Company confirms its understanding that when an Offer condition is triggered and the Company decides to continue with the Offer, the Staff considers this a waiver of the triggered condition. The Company further confirms its understanding that depending on the materiality of the waived condition and the number of days remaining in the Offer, the Company may be required to extend the Offer and re-circulate new disclosure to holders of the Convertible Notes.

4. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response: The Company confirms its understanding that if an Offer condition is triggered the Company will promptly notify holders of the Convertible Notes as to how the Company intends to proceed, unless satisfaction of an Offer condition may only be determined upon expiration of the Offer.

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The undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the points contained in our response. The undersigned can be reached at (202) 637-5464 for any further comments or clarifications.

Sincerely,

/s/ John B. Beckman

John B. Beckman
Partner
Hogan Lovells US LLP

CC:	Susan Herlick
General Counsel
Orbital Sciences Corporation